LAZARD LTD 30 Rockefeller Plaza New York, NY 10112 Phone (212) 632-6000

October 3, 2013

VIA EDGAR

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Lazard Ltd Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 28, 2013

File No. 001-32492

Dear Mr. West:

Pursuant to your correspondence dated September 5, 2013, set forth below are our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding the above referenced filing.

For your convenience, all text of the Staff’s comments is set forth below in bold text followed by the responses of Lazard Ltd (“Lazard” or the “Company”).

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Business Segments, page 50

Asset Management, page 53

1. We note you provide average AUM in the table at the top of page 54 at an aggregated level. Considering the significance average AUM and product mix have on your management fee revenues, please revise this table in your future filings to present average AUM for each of your significant asset classes (e.g. Equities, Fixed Income, Alternative Investments, etc.). Provide us with a draft of your proposed disclosures.

Response:

We will present average AUM for each significant asset class in future filings. Our proposed disclosure, presented using information as of June 30, 2013, is set forth below.

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
	($ in millions)
Average AUM by Asset Class:
Equity	$140,025	$128,336
Fixed Income	23,316	20,711
Alternative Investments	4,585	4,966
Private Equity	1,287	1,420
Cash Management	157	116

Total Average AUM	$169,370	$155,549

2. Please revise your summary of changes in AUM table (provided at the bottom of page 54) in your future filings to disaggregate your market and foreign exchange appreciation (depreciation) amounts. In this regard, we also think it would be more useful to provide disaggregated net flows (i.e. inflows and outflows shown separately) in the table, rather than provide this information in narrative format. Provide us with your proposed disclosures.

Response:

We will revise the summary of changes in AUM table in future filings to (i) disaggregate market and foreign exchange appreciation (depreciation) amounts and (ii) present inflow, outflow and net flow information with respect to our aggregate AUM. Our proposed disclosure, presented using information as of June 30, 2013, is set forth below in our response to your third comment.

3. In addition to our comments above, and in an effort to provide more fulsome disclosure to your investors, please supplement your summary of changes in AUM (provided at the bottom of page 54) with additional activity tables for each significant asset class of AUM (e.g. Equities, Fixed Income, Alternative Investments, etc.) for the periods provided. Provide us with a draft of your proposed disclosures.

Response:

We will present a new table in future filings that will provide net flow information for each significant asset class of AUM. Our proposed disclosure, presented using information as of June 30, 2013, is set forth below.

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
	($ in millions)
AUM - Beginning of Period	$167,060	$141,039

Inflows	17,356	27,343
Outflows	(22,478)	(24,602)

Net Flows (a)	(5,122)	2,741

Market Appreciation	7,340	23,136
Foreign Exchange Movement	(5,989)	144

AUM - End of Period	$163,289	$167,060

(a) Net Flows by Asset Class:
Equity	$(6,035)	$378
Fixed Income	1,034	3,618
Alternative Investments	7	(1,134)
Private Equity	(128)	(121)

Total Net Flows	$(5,122)	$2,741

Critical Accounting Policies and Estimates, page 62

Assets Under Management, page 68

4. We note that your AUM primarily consists of debt and equity instruments whose value is readily available based on quoted prices on a recognized exchange or prices provided by external pricing services. Tell us and disclose in your future filings the procedures you perform to validate the pricing for both debt and equity instruments included within AUM, highlighting any differences for debt instruments between prices obtained from providers in active markets versus external pricing services. Provide us with a draft of your proposed disclosures.

Response:

We will revise our disclosure in future filings to provide more information on the procedures we perform to validate prices of debt and equity instruments within our AUM. Our proposed disclosure is set forth below.

Assets Under Management

AUM primarily consists of debt and equity instruments that have a value which is readily available based on either prices quoted on a recognized exchange or prices provided by external pricing services.

Prices of equity and debt securities and other instruments that comprise our AUM are provided by well-recognized, independent, third-party vendors. Such third-party vendors rely on prices provided by external pricing services which are obtained from recognized exchanges or markets, or, for certain fixed income securities, from an evaluated bid or other similarly sourced price.

Either directly, or through our third-party vendors, we perform a variety of regular due diligence procedures on the pricing service providers. Those procedures include oversight by our internal operations group, review of the pricing service providers’ internal control frameworks, review of the pricing service providers’ valuation methodologies, reconciliation to client custodial account values and comparison of significant pricing differences.

Consolidation of Variable Interest Entities (VIEs), page 68

5. We note that in the normal course of business you are involved with various entities that are VIEs and that you hold variable interests in such entities (e.g. those within your Alternative Investments Funds, Debt Funds, Equity Funds, Private Equity investment funds, and Equity Method investments; collectively, the “funds”). As it relates to your consolidation policy there are certain areas within your disclosure that could be expanded to provide more granularity and clarity to your accounting treatment. In this regard, please revise your future filings to address the following:

•	Clarify which funds (or class of funds) are VIEs, and explain the assessment you perform to determine whether you are the primary beneficiary.

•	Disclose which funds, if any, met the deferral conditions in ASC 810-10-65-2(aa).

•	Quantify the number of funds or limited partnerships (LPs) for which you are the general partner (GP) or have a GP interest, and separately quantify the number of funds and limited partnerships for which the presumption of control by the GP has been overcome. As part of your expanded disclosure, describe the circumstances and types of rights the LP interests have that supported your conclusion to consolidate or not.

•	Explain to us where you have provided the required disclosures of ASC 810-10-50 in your financial statements. Advise or revise, as necessary.

Provide us with a draft of your proposed disclosures.

Response:

Our involvement with various entities that could be considered Variable Interest Entities (“VIEs”) or Voting Interest Entities (“VOEs”) primarily arises from investment management contracts with fund entities in our Asset Management business. We do not consolidate such investment funds because, except as discussed below, we do not have more than an inconsequential amount of equity ownership in such entities and we do not hold other variable interests (including our investment management agreements, which do not meet the definition of variable interests) in such entities.

However, we do maintain seed investments in certain entities, including certain private equity funds, which are generally considered VOEs as a result of our investment. We consolidate a VOE when (i) we hold a majority of the voting interest in such entity or (ii) we are the general partner in such entity and the limited partners in such entity do not have the right to replace the general partner. We have concluded that the impact of consolidating entities in which we maintain seed investments, as well as the impact of any consolidation or deconsolidation of such entities, is not material to our financial statements.

We have not provided the disclosures in ASC 810-10-50 related to VIEs because of our very limited interests in VIEs as described above. Further, we believe that the number of VOEs for which we are the general partner and for which the presumption of control has been overcome is not meaningful to our financial statements.

We have concluded that all of these fund entities are subject to the deferral conditions of ASC 810-10-65-2(aa).

We will revise our disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Consolidation of Variable Interest Entities” to clarify our involvement with VIEs and VOEs, as follows:

The consolidated financial statements include the accounts of Lazard Group and entities in which it has a controlling interest. Lazard determines whether it has a controlling interest in an entity by first evaluating whether the entity is a voting interest entity (“VOE”) or a variable interest entity (“VIE”) under U.S. GAAP.

•	Voting Interest Entities. VOEs are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance itself independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. Lazard is required to consolidate a VOE if it either holds a majority of the voting interest in such entity or is the general partner in such entity and the third-party investors do not have the right to replace the general partner.

•	Variable Interest Entities. VIEs are entities that lack one or more of the characteristics of a VOE. If Lazard has a variable interest, or a combination of variable interests, in a VIE, it is required to analyze whether it needs to consolidate such VIE. Lazard is required to consolidate a VIE if, through our variable interests, we absorb a majority of the expected losses, expected residual returns, or both, of such entity.

Lazard’s involvement with various entities that are VOEs or VIEs primarily arises from investment management contracts with fund entities in our Asset Management business. Lazard is not required to consolidate such entities because, with the exception of certain seed investments, as discussed below, we do not hold more than an inconsequential equity interest in such entities and we do not hold other variable interests (including our investment management agreements, which do not meet the definition of variable interests) in such entities.

Lazard makes seed investments in certain entities, including certain private equity funds, that are considered VOEs and often require consolidation as a result of our investment. The impact of seed investment entities that require consolidation on the consolidated financial statements, including any consolidation or deconsolidation of such entities, is not material to our financial statements. Our exposure to loss from entities in which we have made seed investments is limited to the extent of our investment in, or investment commitment to, such entities. See “Critical Accounting Policies and Estimates—Investments” above for more information regarding our investments.

Risk Management, page 68

6. We note your discussion of market and credit risk, including the reference to your discussion under Critical Accounting Policies and Estimates – Investments; however it does not provide a sensitivity analysis highlighting the potential loss in future earnings, fair values or cash flows of market risk sensitive instruments resulting from one or more hypothetical changes in interest rates or equity prices. Additionally, on page 26 you disclose a risk factor that specifically discusses your exposure to foreign currencies and the potential impact to stockholders’ equity, and net income. Please expand your discussion in future filings to provide this information for your market risk sensitive instruments, foreign currency exchange risk or use one of the other disclosure alternatives outlined in Item 305 of Regulation S-K. Provide us with your proposed disclosure.

Response:

We will provide information illustrating the sensitivity of our investment portfolio in future filings under the heading “Critical Accounting Policies and Estimates—Investments”. An example of our proposed disclosure, presented using information as of June 30, 2013, is set forth below.

The Company has investments in a variety of asset classes, primarily debt and equity securities, and interests in alternative investments, debt, equity and private equity funds. The Company makes investments primarily to seed strategies in our Asset Management business or to reduce exposure arising from Lazard Fund Interests and other similar deferred compensation arrangements. The Company measures its net economic exposure to market and other risks arising from investments that it owns, excluding (i) investments held in connection with Lazard Fund Interests and other similar deferred compensation arrangements and (ii) investments in funds owned entirely by the noncontrolling interest holders of certain acquired entities.

Risk sensitivities include the effects of economic hedging. For equity market price risk, investment portfolios and their corresponding hedges are beta-adjusted to the relevant equity index. Fair value and sensitivity measurements presented herein are based on various portfolio exposures at a particular point in time and may not be representative of future results. Risk exposures may change as a result of ongoing portfolio activities and changing market conditions, among other things.

Equity Market Price Risk. At June 30, 2013, the Company’s exposure to equity market price risk in its investment portfolio, which primarily relates to investments in equity securities, equity funds and hedge funds, was approximately $123 million. The Company hedges market exposure arising from a significant portion of our equity investment portfolios by entering into total return swaps. The Company estimates that a hypothetical 10% adverse change in market prices would result in a net decrease of approximately $2.4 million in the carrying value of such investments, including the effect of the hedging transactions.

Interest Rate/Credit Spread Risk. At June 30, 2013, the Company’s exposure to interest rate and credit spread risk in its investment portfolio related to investments in debt securities or funds which invest primarily in debt securities was $37 million. The Company hedges market exposure arising from a portion of our debt investment portfolios by entering into total return swaps. The Company estimates that a hypothetical 100 basis point adverse change in interest rates or credit spreads would result in a decrease of approximately $0.8 million in the carrying value of such investments, including the effect of the hedging transactions.

Foreign Exchange Rate Risk. The Company invests in strategies exposed to foreign currency risk. At June 30, 2013, the Company’s exposure to such investments was $69 million. A significant portion of the Company’s foreign currency exposure is hedged through the aforementioned total return swaps, some of which include an exchange of foreign currency into US Dollars. The Company estimates that a 10% adverse change in foreign exchange rates would result in a decrease of approximately $0.1 million in the carrying value of such investments, including the effect of the hedging transactions.

Private Equity and Fund of Funds. The Company invests in private equity and fund of funds primarily as a part of its seed investment activities and certain legacy businesses. At June 30, 2013, the Company’s exposure to changes in fair value of such investments was approximately $114 million. The Company estimates that a hypothetical 10% adverse change in fair value would result in a decrease of approximately $11.4 million in the carrying value of such investments.

We currently disclose the percentage of our AUM that is denominated in foreign currency in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Asset Management” on page 54.

Item 8. Financial Statements and Supplementary Data, page 71

Note 2. Significant Accounting Policies, page 84

Investments, page 85

7. We note your disclosure on page 39 (Business Environment and Outlook – Asset Management) that you are continually developing and seeding new investment strategies that extend your existing platforms. Please clarify your accounting policy for seeded investments and address the following:

•	Tell us and disclose in your future filings whether you determined the seeded investment funds to be variable interest entities (VIEs) or voting interest entities (VOEs).

•	Tell us and disclose in your future filings how often you create these new investments. For example, quantify the number of newly seeded products created during the periods for which your financial statements are presented.

•	Describe your typical investment in the seeded products. For example, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

•	Describe the circumstances in your future filings when you would no longer be deemed to control the seeded investment, and identify the accounting method used when the seeded investment is deconsolidated. Discuss how many seeded investment products were de-consolidated during the periods for which your financial statements are presented.

Provide us with a draft of your proposed disclosures.

Response:

We have concluded that the impact of entities in which the Company has made seed investments, including any consolidation or deconsolidation of such entities, is not material to our financial statements. Please refer to our response to your fifth comment above.

Note 6. Fair Value Measurements, page 92

Fair Value of Certain Investments Based on NAV, page 97

8. We note that certain Level 2 and Level 3 investments are valued using NAV or its equivalent in determining fair value. In an effort to increase transparency in your disclosure and to enable users of the financial statements to further understand the nature and risks of the investments, please expand your future filings to disclose the fair values of your Alternative investment funds and Private equity funds valued at NAV at a more granular level of detail (e.g. by industry or by investment objective). Refer to ASC 820-10-50-2B and 6A. Provide us with a draft of your proposed disclosures.

Response:

We will clarify our disclosure regarding such investments in future filings by disaggregating the alternative investments and private equity funds categories. Our proposed disclosure, presented using information as of June 30, 2013, is set forth below.

	June 30, 2013
					Estimated Liquidation Period of Investments Not Redeemable			Investments Redeemable
	Fair Value	Unfunded Commitments		% of Fair Value Not Redeemable	% Next 5 Years	% 5-10 Years	% Thereafter	Redemption Frequency		Redemption Notice Period
Alternative investment funds
Hedge Funds	$29,411	$		NA	NA	NA	NA		(a)	<30-90 days
Funds of Funds	11,571			NA	NA	NA	NA		(b)	<30-120 days
Other	4,757			NA	NA	NA	NA		(c)	<30-60 days
Debt funds	4		—	NA	NA	NA	NA		(d)	30 days
Equity funds	6,664		—	NA	NA	NA	NA		(e)	<30-90 days
Private equity funds
Equity Growth	71,356		27,649	100%	17%	60%	23%	NA		NA
Mezzanine Debt	41,477			100%	0%	0%	100%	NA		NA

Total	$165,240		$27,649

(a)	weekly (17%), monthly (68%) and quarterly (15%)
(b)	monthly (4%) and quarterly (96%)
(c)	daily (7%), weekly (1%) and monthly (92%)
(d)	daily (100%)
(e)	monthly (100%)

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of the matters discussed in this letter, please contact Dominick Ragone, Chief Accounting Officer, at (212) 632-5839, or John Merimee, Counsel, at (212) 632-6388. I would appreciate it if you would send your response by email to me at dominick.ragone@lazard.com or by facsimile at (212) 632-6670.

Very truly yours,

/s/ Dominick Ragone
Dominick Ragone
Chief Accounting Officer